NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED NOVEMBER 30, 2005

February 24, 2006

NOVAGOLD RESOURCES INC.
(the "Company")

ANNUAL INFORMATION FORM

PRELIMINARY NOTES

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form for NovaGold Resources Inc. (“NovaGold” or “the Company”) contains forward-looking statements concerning the Company’s plans at the Galore Creek project, the Donlin Creek project, Nome Operations and Ambler project, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	uncertainty of production at the Company’s mineral exploration properties;

•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

•	uncertainty of capital costs, operating costs, production and economic returns;

•	risks related to the Company’s ability to finance the development of its mineral properties;

•	permitting risks;

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•	commodity price fluctuations;

•	risks related to the Company’s current intention not to use hedging arrangements;

•	currency fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to reclamation activities on the Company’s properties;

•	the Company’s ability to attract and retain qualified management;

•	the Company’s lack of infrastructure;

•	the Company’s litigation with Pioneer Metals Corporation;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•	uncertainty related to unsettled aboriginal rights and title in British Columbia;

•	uncertainty related to title to the Company’s mineral properties;

•	the Company’s history of losses and expectation of future losses;

•	risks related to management of the Donlin Creek project;

•	the possible dilution of the Company’s interest in the Donlin Creek project;

•	the Company’s ability to acquire additional commercially mineable mineral rights;

•	risks related to the integration of any new acquisitions into the Company’s existing operations; and

•	increased competition in the mining industry.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading "Risk Factors'' and elsewhere.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and sate of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company’s Nome Operations and Ambler project.

Canadian standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Aggregate

Any of several hard, inert materials, such as sand, gravel, slag, or crushed stone, mixed with a cement or bituminous material to form concrete, mortar, or plaster, or used alone, as in railroad ballast or graded fill.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

Arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.

Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

Contained Ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Dyke (Dike)	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Gossan

An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

g/t or gpt	Grams per metric tonne.

Illite	A group of three-layer mica-like clays.

Induced Polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral

Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Resource

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the United States Securities and Exchange Commission by U.S. companies. See "Preliminary Notes – Cautionary Note to U.S. Investors Information Concerning Preparation of Resource Estimates".

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Net Proceeds Interest

Describes a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, usually including exploration, capital and operating costs.

Ore	Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

Patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground have been earned.

Placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.

Pyrite	An iron sulphide mineral (FeS2 ), the most common naturally occurring sulphide mineral.

Reverse Circulation (RC)	A type of drilling using dual-walled drill pipe in which the material drilled, water, and mud are circulated up the center pipe while the air is blown down the outside pipe.

Schist	A medium to course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on February 24, 2006 was C$1.1518 per US$1.00 and on November 30, 2005 was C$1.1674 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended November 30,
	2005	2004	2003

Rate at end of period	1.1669	1.1860	1.2991
Average rate based on last day each month	1.2106	1.3034	1.4132
High for period	1.1607	1.4003	1.5801
Low for period	1.2703	1.1746	1.2948

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces(troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.
ANNUAL INFORMATION FORM
for its financial year ended November 30, 2005

ITEM 1      INCORPORATION

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed it name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company's principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, and NovaGold Canada Inc. (formerly SpectrumGold Inc.).

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's material subsidiaries and related holding companies.

All of the above companies are sometimes referred to together herein as the "Company".

ITEM 2      GENERAL DEVELOPMENT OF THE BUSINESS

NovaGold is a growing company engaged in the exploration of mineral properties in Alaska and Western Canada progressing three of its properties towards development. The Company’s primary focus is gold properties some of which have significant copper, silver and zinc resources. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Company has assembled a portfolio of gold and polymetallic properties. Three of these properties are advanced stage exploration projects with defined gold resources, and one property, the Ambler project, is an earlier stage polymetallic massive sulphide deposit:

•

Galore Creek is a large gold-silver-copper deposit located in Northwestern British Columbia with measured and indicated resources of 5.9 million ounces of gold, 6.8 billion pounds of copper and 76 million ounces of silver and additional inferred resources of 7.8 million ounces of gold, 5.2 billion pounds of copper, and 81 million ounces of silver.

•

Donlin Creek, in joint venture with Placer Dome U.S. Inc., is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of over 14 million ounces of gold and additional inferred resources of 14 million ounces of gold.

•

The Nome Operations include Rock Creek, Big Hurrah and Nome Gold. Rock Creek is the Company’s most advanced project with an expected average annual production rate of approximately 100,000 ounces of gold starting by late 2006 or early 2007.

•

The Ambler project, in which NovaGold has an option to earn a joint venture interest with subsidiaries of Rio Tinto, is a large, high grade polymetallic massive sulphide deposit with historical non-NI 43-101 compliant resources of 817,000 ounces of gold, 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 6.2 million ounces of silver.

In addition, NovaGold holds several earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand and gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. For the purpose of NI 43-101, NovaGold’s material properties are the Galore Creek project and the Donlin Creek project.

The Company believes its gold production profile from these projects will grow from 100,000 ounces of annual production of gold beginning in late 2006 or early 2007 to over 700,000 ounces of gold, plus two million ounces of silver and 200 million pounds of copper, each annually, by 2011. During this period the Company also expects to advance the Ambler project to the pre-feasibility level. None of these properties are currently in production. Prior to production commencing, all necessary permits must be obtained, studies which demonstrate the economic feasibility of the project must be completed, a production decision must be made by NovaGold’s board of directors, financing for construction must be arranged and construction completed.

Effective July 14, 2001, the Company entered into an earn-in agreement with Placer Dome U.S. Inc. ("Placer Dome") to acquire a 70% interest in the Donlin Creek gold project in Southwestern Alaska, subject to a back-in right reserved by Placer Dome. To earn its interest, the Company was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, the Company completed US$10.6 million of expenditures on the Donlin Creek gold project and earned a 70% interest in the property from Placer Dome. On February 10, 2003, Placer Dome elected to exercise its back-in right to reacquire an additional 40% interest in the project by completing certain development activities and expenditures on or before November 13, 2007. (See "Item 3 - Donlin Creek Project, Alaska").

In April 2002, the Company issued 5,295,000 units on a private placement basis and raised net proceeds of $17.4 million. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one Share at $4.50 per Share until October 19, 2003. A total of 2,394,999 warrants were subsequently exercised for proceeds of $10.8 million. In September 2002, the Company issued 2,958,040 units on a private placement basis and raised net proceeds of $14.1 million. Each unit consisted of one Share and one-half warrant, each full warrant exercisable to acquire one Share at $6.50 per Share until March 20, 2004. A total of 600,000 warrants were subsequently exercised in 2004 for proceeds of $3.9 million.

In October 2003, the Company issued 7,000,000 units on a private placement basis and raised net proceeds of $33.1 million. Each unit consisted of one Share and one-half warrant, each full warrant exercisable to acquire one Share at $7.00 per share until October 1, 2008. In November 2003, SpectrumGold completed a $14 million private placement and NovaGold purchased $8 million of the shares in that financing. On December 2, 2003, NovaGold's shares commenced trading on the American Stock Exchange.

In March 2004, NovaGold signed an option agreement with two subsidiaries of Rio Tinto plc whereby NovaGold can acquire a 51% interest in the Ambler volcanogenic massive sulphide (VMS) deposit in Northwestern Alaska (See "Item 3 – Ambler Project, Alaska").

In June 2003, NovaGold completed the organization of a new early stage exploration company called SpectrumGold Inc. ("SpectrumGold") focused on exploration in Western Canada, operated by NovaGold's management team, and with NovaGold initially owning 6 million or 43% of its then issued shares. NovaGold transferred to SpectrumGold four early stage Yukon exploration properties that were not financially material to NovaGold. Effective July 31, 2003 SpectrumGold acquired an option to purchase the Galore Creek project in British Columbia (See "Item 3 – Galore Creek Project, British Columbia"). NovaGold purchased 2.3 million shares of SpectrumGold from another shareholder in August 2003 and an additional 3.5 million shares in a private placement from SpectrumGold in early October 2003. On October 27, 2003, shares of SpectrumGold commenced trading on the Toronto Stock Exchange.

On March 30, 2004, NovaGold and SpectrumGold entered into an agreement under which the companies agreed to complete a business combination by way of a plan of arrangement where NovaGold would acquire all of the approximately 45% of common shares of SpectrumGold not then held by NovaGold through a share exchange at a ratio of one common share of NovaGold for each 1.35 shares of SpectrumGold. On July 8, 2004, the business combination was approved by SpectrumGold's shareholders with 99.92% of the votes cast by the shareholders, excluding NovaGold and other insiders, voting in favour. On July 15, 2004, the business combination was completed, and SpectrumGold was amalgamated with NovaGold's wholly owned subsidiary, NovaGold Canada Inc. ("NovaGold Canada"). To view SpectrumGold’s information circular, reference should be made to the full circular available on www.sedar.com.

On October 28, 2004, the Company issued 1,980,200 flow-through common shares at a price of $10.10 per share for gross proceeds of $20 million. The Company expended the gross proceeds of this financing on exploration at its Galore Creek project in British Columbia during 2005, as required by the terms of the subscription agreements.

On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008.

ITEM 3      NARRATIVE DESCRIPTION OF THE BUSINESS

Galore Creek Project, British Columbia

Galore Creek Project – Property Description and Title

The Galore Creek property, is an advanced stage copper-gold project located in Northwestern British Columbia. NovaGold holds the Galore Creek projects known resources under two option agreements. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains most of the project’s known resources. Under an option agreement originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of the company that owns the main Galore Creek property, NovaGold can acquire 100% of such company by completing a pre-feasibility study and making payments to the shareholders totalling US$20 million by October 26, 2011. As of the date of this AIF, the Company has made US$0.3 million in payments to the shareholders. A payment of US$7.5 million is due on October 26, 2006 and five payments of US$2.5 million are due on October 26th of each year between 2007 and 2011 inclusive. There are no royalties or back in rights on the main Galore Creek property.

Under a second option agreement with Eagle Plains Resources Ltd. (“Eagle Plains”), NovaGold may acquire up to an 80% interest in the Copper Canyon property which is immediately east of the main Galore Creek property. An initial 60% interest may be earned by expending $3 million on the property, issuing 296,296 Common Shares, (of which 222,222 have been issued) and making property payments of up to $0.25 million. An additional 20% interest may be earned by paying $1 million to Eagle Plains and completing a feasibility study by September 2011. The Copper Canyon property is subject to a 2% net smelter returns royalty which may be reduced to 0.5% by the payment of $2 million to the royalty holder.

In addition, under a further option agreement NovaGold may earn a 60% interest in the Grace claims which are immediately to the north of the main Galore Creek property pursuant to an option agreement with Pioneer Metals Corporation (“Pioneer”) by purchasing approximately $1 million of shares of Pioneer (which was completed in 2004) and expending $5 million on the Grace property over five years. Pioneer is seeking to rescind the option agreement. See “Legal Proceedings”.

The Company has also acquired mineral rights in the Galore Creek vicinity through staking. NovaGold now holds or has an interest of greater than 80 square km in the Galore Creek area.

On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of in the Galore Creek project in Northwestern British Columbia. Financial contributions will be made by NovaGold to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1 million or a 0.5% to 1.0% net smelter royalty each year.

Galore Creek Project – Accessibility and Climate

The property is located approximately 200 kilometres north of Stewart, British Columbia and 96 kilometres northeast of Wrangell, Alaska the two closest communities with tidewater facilities. The town of Smithers, 370 kilometres southeast, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver. Galore Creek and the Scud River are part of the tributary system of the Stikine River, an international waterway which drains an area of 49,000 square kilometres. Helicopter is the present means of access to the Galore Creek property. The Bob Quinn airstrip on the Stewart-Cassiar Highway is located approximately 75 kilometres east of Galore Creek and was the staging area for the 2004 project mobilization and demobilization.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above +20°C and minimum winter temperatures may fall below -20°C. Average annual precipitation is 200 cm with approximately 70% of this falling between September and February, mainly as snowfall. Elevations on the property range from 500 to 2,080 metres above sea level. The terrain over the central and northern portions of the property is gentle and rolling, and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1,100 m level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedar. Higher up the valley, the moraines are bare to sparsely overgrown by subalpine vegetation. The project is currently isolated from power and other public infrastructure. Sufficient space is available on site for the various facilities required for a mining operation, including personnel housing, stockpiles and processing plants. Suitable sites for tailings and waste storage were identified and confirmed through field tests during the 2005 work program. Ample water supply is available from surface and subsurface sources.

Galore Creek Project – Project History, Drilling and Exploration

Geochemistry

Regional stream silt geochemistry was instrumental in the discovery of mineralization in the Galore Creek valley. A significant area of the property lacks sufficient soil development for soil geochemistry to be of any practical use. Soil grids were established in the areas around the North Rim and Southwest Zones. A few reconnaissance traverse soil lines were also sampled along contour between the Saddle Zone and the Central Zone. In 1991, 600 soil samples were collected from a grid established in the North Junction/North Rim area. Samples were taken on 20 m stations along lines spaced 100 metres apart. A coincident copper-gold soil anomaly with peak values of 9,060 ppm copper ("Cu") and 550 ppb gold ("Au") was located over the North Rim showing. A total of 63 surface rock chip samples were also collected from various showings in the area.

Drilling History

Since the initial discovery in 1960, 510 diamond drill holes totalling 125,600 metres have been drilled on the property. Most of this work has focused on the Central Zone, with lesser amounts of work on eleven other target areas. Some zones have received only reconnaissance drilling. During the 1970's, drilling was principally confined to the Central Zone but nine holes were also drilled on the North Junction Zone. Average core recovery in the Central Zone was between 75% and 85% with the poorest recovery at depths between 60 and 90 metres where abundant open sheet fractures were encountered. At depths below 90 metres core recovery approached 100%. In the North Junction Zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes. In 1989/1990, Mingold, an Anglo American subsidiary, drilled holes on the Southwest Zone (eight holes, 1,026 metres), the North Rim showing (six holes, 546 metres), the Saddle Zone (two holes, 226 metres) zones and two reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek Zones. Only 6 holes were drilled within the Central Zone itself.

The first drill program directed by NovaGold began in September of 2003, and consisted of eight core holes targeting four broad areas of the deposit: the North Gold Zone, South Gold Zone, Central Replacement Zone and the

Southwest Zone. Drilling was focused on understanding the zonation and gold variability of the deposit. This program was responsible for the discovery of new mineralization, known as the Bountiful Zone, found at depth below the South Gold Lens.

2004 Program

Drilling during the 2004 field season totalled 25,976 metres in 81 holes with 4 drill rigs. Drilling was conducted at the Central, West Fork, Southwest, Junction/North Junction, Grace and Copper Canyon. Minor additional drilling by a fifth drill rig was conducted to test the geotechnical parameters of the rock in specific areas proposed for potential site facilities, waste storage and tailings impoundment facilities. Exploration drilling during the course of the program resulted in the discovery of two new zones (the West Fork and Opulent zones) which were further defined in an additional 25 drill holes.

A similar program of eight holes was drilled at the Copper Canyon property and, together with previous holes, resulted in the establishment of a new inferred resource announced January 10, 2005. The new resource contains 2.8 million ounces of gold, 37.9 million ounces of silver and 1.1 billion pounds of copper in 165 million tonnes of inferred mineralization at a 0.35% copper equivalent cut-off grade. In May 2005, Hatch Ltd., an independent engineering firm, completed an updated resource estimate for the Galore Creek project incorporating all of the 2004 drilling. See "Galore Creek Project – Resource Estimate, Sampling and Assaying".

2005 Program

Drilling during the 2005 field season totalled 63,300 metres in 262 drill holes utilizing up to 10 drill rigs. Drilling was conducted at the Central, West Fork, Southwest, Junction, Grace and Copper Canyon areas.

Over 57,750 meters were dedicated to development and exploration in a total of 205 core holes. Drilling in the Central Zone, Junction, Southwest and West Fork deposits was successful in both extending known mineralization and adding confidence in grade continuity. This should result in significant reclassification of inferred mineralization modelled within the October 2005 Preliminary Economic Assessment (“PEA”).

Significant in-fill drilling in the Central Zone has increased overall confidence in the geologic model as well as boosting confidence in the historic drilling. Mineralization has been extended in both the North and South Gold lens and new mineralization has been encountered immediately west of the October 2005 PEA pit limits. Drilling in the Middle Creek portion of the Central deposit has resulted in a more structurally confined interpretation then previously modelled.

In-fill drilling in the West Fork has resulted in a reinterpretation of the geometry of the lower sulphide horizon which now daylights in drilling further south. It has also expanded the limits of the Opulent vein discovered in 2004. In the Southwest deposit, major in-fill drilling has added significant confidence in grade continuity and should result in reclassification of much of the inferred mineralization there. Mineralization has been extended down dip and suggests a possible linkage with the West Fork deposit. Drilling at Junction which was limited in scope was successful in finding targeted grade continuity.

Exploration drilling on the property resulted in the discovery of new mineralization within the Butte area and will be a part of planned 2006 follow-up. On the Grace property north of the Central Zone, a total of 10 exploration holes were completed without significant results. Two exploration holes were also completed at Copper Canyon with only limited success.

In addition to the resource and exploration drilling over 5,200 meters of geo-tech drilling was completed in 47 drill holes. A total of 10 water monitoring wells were also completed.

Drilling in 2006 will largely be dedicated to additional definition and expansion of the known deposits as well as follow-up of high-grade breccia mineralization known to exist at the Saddle prospect and the newly discovered Butte mineralization. Current planning is to drill in excess of 18,000 meters.

Galore Creek Project – Geological Setting

The main Galore Creek deposits lie in Stikinia, an accreted terrain composed of tectonically juxtaposed Mesozoic volcano-stratigraphic successions. The eastern boundary of the Coast Plutonic Complex lies about 7 kilometres west of the claim block. A suite of multiphase syenite intrusions cuts a section of flysch-basin sedimentary strata and alkaline volcanic rocks of the middle to upper Triassic Stuhini Group. The intrusive suite, centered in the West Fork area, forms a north-northeast-trending belt 5 kilometres long and 2 kilometres wide and contains stocks, dikes and extensive sills. The presence of numerous sub-volcanic syenite sills indicates that the intrusions formed at a structurally high level. The spatial and temporal association of the chemically similar intrusive and extrusive igneous rocks indicates that the Galore Creek area is probably an eroded volcanic center. The Galore Creek intrusions commonly follow two orientations, one northwest and the other northeast. Post-intrusion and post-ore faulting follows these same orientations. Regionally, the Stuhini section shows broad open folding. The mineralized section is less deformed, so it is unclear whether the deformation occurred prior to, during, or subsequent to mineralization.

Copper Canyon, a satellite Cu-Au resource located 6 kilometres east of the Central Zone, shares a number of geological and geochemical similarities with the main deposits, including the occurrence of identical dike-rock types, a similar sulphide suite, and occurrence within the same host volcano-stratigraphic succession. Regional stratigraphic relationships suggest that Copper Canyon represents a different but coeval volcanic edifice.

Galore Creek Project – Alteration and Mineralization

Mineralization at Galore Creek occurs primarily in altered Triassic alkalic lavas, volcano-sedimentary strata and, to a lesser degree, in alkalic intrusions. Twelve copper-gold-silver mineralized zones have been identified on the property. Alteration mineral assemblages at Galore Creek are somewhat unique due to the near total lack of quartz in the volcanic and intrusive host rocks. In general, the center of the district shows potassic alteration, including K-feldspar, biotite, and magnetite, with local concentrations of garnet. Cu-sulphides are most closely associated with secondary biotite and magnetite. A propylitic assemblage, including epidote, chlorite, and pyrite occurs outboard of the potassic assemblage.

Most of the mineralized zones contain evenly disseminated Cu-sulphide with little apparent control by stockwork or larger scale veining. The sulphide assemblage generally includes chalcopyrite, bornite and pyrite. Uncertainty exists whether the pyrite is auriferous, but strong pyrite commonly occurs within gold-enriched zones. Higher gold values occur at the northern and southern ends of the Central deposit. These higher gold values generally occur along with elevated concentrations of bornite. Locally, as in the West Fork area, massive magnetite-bornite-chalcopyrite mineralization contains bonanza-grades (>20% copper with significant precious metal values).

Mineralization at Copper Canyon occurs primarily in a sub-volcanic syenite intrusive complex. This host lithology defines the primary difference from the main deposits. Chalcopyrite forms the primary sulphide mineralogy; bornite is rare. As at Galore Creek, mineralization is evenly disseminated and shows no apparent association with veining. The periphery of known mineralization contains elevated Au/Cu ratios along with relatively higher concentrations of pyrite. Copper mineralization appears to occur as an annular zone around a barren fluorine-rich diatreme breccia.

Galore Creek Project – Metallurgy

The sulphide minerals at Galore Creek are predominately gold and silver bearing chalcopyrite, bornite and pyrite. A primary grind of 80% passing 150 microns provides sufficient rougher flotation liberation to separate the copper minerals from the pyrite and gangue. At this grind, the majority of the gold is either free or associated with the copper sulphides. The proposed treatment process uses conventional flotation to produce a precious metal bearing copper concentrate.

The Galore Creek project has been the subject of several metallurgical studies since the 1960s. Early work by Kennecott Corporation ("Kennecott") culminated in 1967 with a continuous pilot plant mill test. The pilot plant processed a 50-ton bulk sample mined from a short adit across the Central Zone of the deposit. The pilot plant confirmed the results of earlier bench scale testing. The bulk sample assayed 1.28% copper of which 96% was recovered into a 25% copper concentrate. The indicated gold and silver recoveries from the sample were 63.9% and 84.5% respectively. Kennecott followed up in 1992 with additional bench testing using four composites taken from the then newly discovered Southwest Zone as well as two new composites from the Central Zone. The object of this study was to determine the amenability of the composites to the flow sheet developed previously and to determine if gold recovery could be significantly improved. It was found that both gold recoveries and copper concentrate grades for the Central Zone were higher than those indicated for the Southwest Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite. Overall copper and gold recoveries to a 25% copper concentrate averaged 90% and 58% respectively.

NovaGold's work in 2003 and 2004 consisted of further bench tests. The program included verification of the flow sheet, determination of grindability, modal analysis of flotation feed and products, gravity concentration, and batch rougher and cleaner flotation tests. The 2003 work was carried out on four 50kg samples selected from the 2003 higher grade drill intercepts in the Central and Southwest Zones. The 2004 work was carried out on eight 50kg samples selected from various locations from within the Central, Southwest, Junction, West Fork, and Copper Canyon zones.

The following is a summary of the key observations from the 2003/2004 work:

•	Comparative ball mill work indices carried out on 28 samples averaged 13.5 kWh/t.
•	Copper and gold were readily recovered using a simple flotation scheme and standard reagents for copper.
•	A primary grind of 80% passing 150 microns was sufficient for copper mineral and gold liberation.
•	A significant fraction of gold was free and floated readily with the copper minerals.
•	Gravity gold concentration appeared to have limited additional benefits as the gold was readily recovered by flotation.
•	Rougher concentrate required regrinding to a nominal 80% passing 40 microns for effective cleaning.
•

A series of locked cycle flotation tests on the main ore types from within the Central, Southwest, Junction, and West Fork Zones produced results in line with previous test work. An average head grade of 0.74% copper and 0.38 g/t gold produced 29% copper concentrate with copper and gold recoveries of 90.9% and 70.9% respectively.

Metallurgical testing continued during 2005. A pre-feasibility level work program validated the flowsheet developed in the previous scoping level work. The flowsheet will comprise rougher floatation, regrind of rougher concentrate and three stages of cleaner floatation. The final concentrates appear readily marketable and had relatively low penalty elements. Fluorine and selenium concentrators were variable and could slightly increase the cost of processing at some smelters.

Galore Creek Project – Resource Estimate, Sampling and Assaying

Historically from 1963 to 1991, drill core in mineralized zones was generally sampled in 3 metre intervals. The samples were tagged then split in half using a mechanical splitter. One half of the core was returned to the core box and the other shipped to an outside laboratory for analysis. The core returned to the boxes remains on site as a record of the hole. Much of the core from the Central Zone was re-assayed as part of the 1991 exploration program. No site-specific standards, blanks or field duplicate samples were used in any of the previous exploration programs.

Sampling and assaying procedures used by the Company have been overseen by qualified professional geologists. All drill core from the 2003 and 2004 programs, except intervals of overburden and till material, were sampled. Drill core sampling occurred within a minimum of 1-meter and a maximum of 3-meter intervals. The core was cut in half using a diamond saw. Half of the core was taken as a sample and submitted to ALS Chemex Labs, North Vancouver, BC. The core that was returned to the box remains on-site as a permanent record. In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples. The placement of all control samples was essentially random within the 20 sample batch.

All assay analysis for the 2003, 2004 and 2005 programs was carried out by ALS Chemex Labs of Vancouver B.C. Upon arrival at the lab the samples were logged in a tracking system and the weight was recorded. The samples were then prepped by drying and the entire sample crushed. A 250g split was pulverized to >85% passing 75 microns. Sample analysis for gold content was conducted by 30g fire assay with gravimetric finish. Results were provided between 0.05ppm and 1000ppm accuracy. Additional ICP analysis was conducted for 34 elements by aqua regia acid digestion and ICP-AES.

During 2004 NovaGold completed a drill program which delineated new resources at the Junction, Copper Canyon and West Fork deposits of the Galore Creek property and expanded and upgraded previously identified resources at the Southwest and Central deposits. In May 2005, Hatch Ltd., an independent engineering firm, completed an updated resource estimate for the Galore Creek project. The updated resource estimate is summarized as follows:

Total Resources(1) – Galore Creek Project

		Grade
	Size				Cu	Au	Ag
Cut-Off(2)(3)	M	Cu	Au	Ag	Billion	Million	Million
CuEq 0.35%	Tonnes	(%)	(g/t)	(g/t)	lbs.	ozs.	ozs.

Measured	149.9	0.72	0.38	5.39	2.4	1.81	26.0
Indicated	366.9	0.54	0.35	4.19	4.4	4.15	49.4
Total Measured and Indicated	516.7	0.59	0.36	4.54	6.8	5.95	75.4

Inferred	578.3	0.41	0.42	4.35	5.2	7.80	81.0

Notes:
(1)

Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grades. See "Preliminary Notes – Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates".

(2)

Resource estimates determined using copper equivalent calculations use metal prices of US$375/oz for gold (“Au”), US$5.50/oz for silver (“Ag”) and US$0.90/lb for copper (“Cu”). Gold Recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and Silver Recovery = 80%. These criteria may change.

(3)	Rounding differences may occur.

Galore Creek Project – Preliminary Economic Assessment

In October 2005, Hatch Ltd. completed an updated economic assessment study (the “Study”) for the Galore Creek project under the direction of Paul Hosford, P.Eng., an independent Qualified Person as defined by National Instrument 43-101 (“NI 43-101”) under Canadian securities legislation and Project Manager for Hatch Ltd.

The Study was prepared in accordance with the requirements of NI 43-101 and, unless stated otherwise, the following information is summarized or extracted from the Study. Portions of the following information are based on assumptions, qualifications and procedures which are set out in the Study and the Company has relied on these assumptions, qualifications and procedures in relation to the information summarized or extracted from the Study herein. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Study which is available for review on SEDAR located at the following website: www.sedar.com.

The Study defined the project's cost parameters to a level of accuracy within +/-20% and provided a focus for the final detailed engineering work that will be required to complete the final feasibility study, which is expected to be completed in the second half of 2006. The Study projects the viability of a conventional open-pit mining operation using long-term average metal prices and indicates that the Galore Creek project has the potential to recover at least 5.9 billion pounds of copper, 3.7 million ounces of gold and 40 million ounces of silver over a 20 year mine-life.

The Study indicates that, in the first six years, the Galore Creek project is expected to produce an average of over 300,000 ounces of gold, 2.3 million ounces silver and 370 million pounds of copper at an average total cash cost of US$0.36 per pound of copper using precious metals as credits (based on long-term transportation and refining cost projections and assumed metal prices of US$1.00/lb copper, US$400/oz gold and US$6.00/oz silver).

As envisioned in the Study, the Galore Creek deposit would be developed by conventional open-pit mining methods using truck and shovel units at a rate of 65,000 tonnes per day of ore over the expected 20 year mine life. A conventional process plant based on crushing, grinding, flotation, thickening and filtration unit operations is proposed in the Study to process the mined ores. Measured, indicated and inferred resources were used to define the ultimate limits of the open-pits for the economic analysis. Measured and indicated resources comprise over 80% of the material in the ultimate pits for the life of the mine with 20% as inferred resources. Until the inferred resources have been sufficiently drilled to upgrade them to measured and indicated resources, which may allow economic considerations to be applied to them enabling the measured and indicated resources to be categorized as mineral reserves, the economic analysis in the Study is a preliminary assessment and there can be no certainty that the predicted results of the study will be realized.

The base case project economics include detailed capital and operating cost estimates for an all new owner operated mining fleet, the construction of a processing facility, as well as the transportation and power infrastructure needed to support the operation. The base case economics only consider resources from the main Galore Creek property and do not consider potential mining from other parts of the Galore Creek property known as Copper Canyon, Butte, Saddle and other locations.

The tables below assume that NovaGold will maintain a 100% ownership interest in the Galore Creek property. NovaGold will consider alternatives to finance any construction of a mine on the Galore Creek property including debt finance, equity finance, a sale of a portion of the property, a strategic alliance with a company for off take of concentrates from the property, or a combination of some or all of these alternatives.

The following is a summary of certain key parameters of the Study. As noted above, the Study is a preliminary economic assessment. There can be no certainty that the results described in the Study will be realized.

Galore Creek Project Economic Parameters

All amounts in US$ unless otherwise indicated

Plant Throughput	Tonnes/day	65,000
Mine Life	Years	20
Ore Tonnage	Tonnes	475 M
Strip Ratio		2.2:1

First 6 Years of Production (Averages):	Copper	Gold	Silver
Grades	0.79%	0.56 g/t	5.18 g/t
Annual Production (Payable Metal)	371 M lb	302,000 oz	2.31 M oz

Life of Mine Production (Averages):
Grades	0.65%	0.36 g/t	4.76 g/t
Annual Production (Payable Metal)	296 M lb	188,000 oz	2.02 M oz
Metal Recovery	91%	71%	62%
Total Recovered Metal	5,900 M lb	3.8 M oz	40.5 M oz

	Base Case	Alternate Case
Galore Creek Summary Financial Results	Metal Prices(1)(3)	Metal Prices(2)(3)
After-tax Net Present Value (0% Discount Rate)	$783 M	$3,146 M
After-tax Net Present Value (5% Discount Rate)	$191 M	$1,495 M
Pre-tax IRR	11.1%	30.3
After-tax IRR (%)	8.1%	23.5
After-tax Payback of Capital (years)	5.2	2.1
After-Tax Net Annual Avg Cash Flow (Years 1-6) (4)	$209 M	$350 M
Cumulative After-Tax Net Cash Flow (Years 1-6) (4)	$1,260 M	$2,110 M

Notes:
(1)	Assumes the following commodity prices: US$400/oz gold, US$6.00/oz for silver and US$1.00/lb copper (“Base Case Metal Prices”).

(2)	Assumes the following commodity prices: US$450/oz gold, US$7.00/oz silver and US$1.75/lb copper (“Alternate Case Metal Prices”).

(3)	Changes in the market prices of gold and other metals will have a material impact on the Galore Creek financial results. See “Risk Factors”.

(4)	After sustaining capital.

The following is a summary of certain key operating and production costs from the Study.

Galore Creek Project Estimated Operating and Production Cost Summary

Capital Costs(1)
All amounts in US$ unless otherwise indicated
Direct and Indirect Capital Cost	$958 M
Contingency	$144 M
Total Capital Cost	$1,101M

OperatingCosts(1)	Copper(2)(3)	Gold(2)(3)
Total Co-Product Cash Costs First 6 Years(4)	$0.57/lb	$140/oz
Total Co-Product Cash Cost Life of Mine(4)	$0.68/lb	$187/oz

Total By-Product Cash Cost First 6 Years(5)	$0.36/lb	-$300/oz
Total By-Product Cash Cost Life of Mine(5)	$0.54/lb	-$300/oz

Notes:
(1)	Cost estimate reflect a pre-feasibility level of accuracy within +/- 20%.

(2)	Assumes Base Case Metal Prices.

(3)

Total cash costs is not a term recognized by Canadian or United States generally accepted accounting principles and include on-site and off-site operating costs, transportation and refining charges, as applicable.

(4)	Total cash costs using co-product accounting methodology calculated by allocating costs to copper and gold based on respective net revenues.

(5)	Total cash costs using by-product accounting methodology calculated using guidelines prepared by the Gold Institute which credit revenues from other metals produced against operating costs.

In the first six years, assuming Base Case Metal Prices, the Study indicates that the project would be expected to generate a total of over US$1.2 billion in cumulative net after-tax cash flow using long-term average metal prices providing a 5.2 year payback of the mine capital. Assuming Alternate Case Metal Prices, the project would generate a total of over US$2.1 billion for the first six years of the mine life in cumulative after-tax net cash flow after sustaining capital and provide a 2.1 year payback of the mine capital.

The Study evaluated the capital costs, operating and processing costs, taxes and treatment charge for the project based on comparable projects in similar environments. The Company is also preparing a five-year exploration strategy which it intends to execute concurrently with a feasibility study, permitting and construction of the mine, in an attempt to increase the mineral resources to enhance the economics of the Galore Creek project. The project is in the environmental assessment process and the formal project application is anticipated to be submitted in early 2006.

Drill results from the 2005 season’s 63,000 meter drill program have demonstrated the potential for expansion of the four mineralized zones that are in the current mine plan at the Central, Southwest, Junction and West Fork deposits. Drilling in the main Central and Southwest deposits in particular have expanded the higher-grade mineralization both laterally and down dip and new discoveries at the Middle Creek and Butte targets, as well as targets such as Copper Canyon and Saddle (each target being a component of the Galore Creek project), underlie management’s belief that there is potential to add to the overall resource at Galore Creek prior to the start of production.

Galore Creek Project – Future Work

During 2006 the Company plans to spend $40 million on exploration, engineering and environmental activities in preparation for construction activities scheduled for 2007.

The exploration program will consist of approximately 20,000 metres of in-fill and exploration drilling on known targets on the Galore Creek property. The engineering studies will include the completion of the feasibility study in the second half of 2006 as well as detailed designs for roads, tunnels and bridges. Additional geotechnical drilling is also contemplated in preparation for construction activities.

Environmental baseline studies will continue along with the submission of the Environmental Assessment Certificate Application and concurrent permits. It is anticipated that the Environmental Assessment Review will take place during the remainder of 2006. A Participation Agreement with the Tahltan First Nation was concluded on February 10, 2006 which outlines amongst other things how the Company and the Tahltan Nation will work together during the Environmental Assessment Review and permitting process.

Donlin Creek Project, Alaska

Donlin Creek Project - Property Description and Title

The Donlin Creek property is an advanced stage gold project located in Southwestern Alaska and is one of the largest known undeveloped gold deposits in the world containing a measured and indicated resource estimated at 14.8 million ounces of gold and an additional inferred resource estimated at 13.6 million ounces of gold. The property is under lease from Calista Corporation ("Calista'') and the Kuskokwim Corporation, two Alaska native corporations. The Calista lease is in effect until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. Under the Calista lease, Calista, the owner of the subsurface rights of the property, has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the elected pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista would receive credit for any public funding or other funding sources it secures to deliver equipment, professional services or any other goods or services or infrastructure necessary to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation that does not rely on the facilities or economic viability of the original facility, then Calista will have an additional mutually exclusive back-in right on the same terms with respect to that facility.

Effective July 14, 2001 the Company, through its wholly-owned subsidiary, NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome granting the Company the right to earn up to a 70% interest in Placer Dome's interest in the Donlin Creek property ("Option Agreement"). Under the terms of the Option Agreement, the Company agreed to expend US$10 million within a ten year period towards exploration and development to earn a 70% interest in the Donlin Creek property. In November 2002, the Company earned title to a 70% interest in the property, with Placer Dome holding the remaining 30%, and a joint venture between the parties was effectively formed. Placer Dome has the back-in right to earn an additional 40% interest in the project. In order for Placer Dome to earn that additional interest it must expend approximately US$32 million on the property, complete a bankable feasibility study, and receive the approval of its board of directors to construct a mine on the property that would produce not less than an average of 600,000 ounces of gold per year over the first five years of operations, all on or before November 13, 2007. During the development period, NovaGold is not required to contribute any additional funding until Placer Dome invests at least US$32 million. Additionally, if Placer Dome expends US$32 million prior to completing the bankable feasibility study, NovaGold has the right to request that Placer Dome advance NovaGold's portion of the excess expenditures until the bankable feasibility study is complete. If construction is commenced, Placer Dome has agreed to assist NovaGold in obtaining third party financing for NovaGold's share of the costs of the construction. In February 2003, Placer Dome elected to become manager of the joint venture and to initiate development work such that Placer Dome would be in a position to exercise its back-in right. If Calista exercises its back-in right under the Calista Lease, Placer Dome's and the Company's interest will be proportionately reduced to provide for the Calista interest. If both the Placer Dome and Calista rights are exercised in full, the Company's interest in the Donlin Creek project would decrease to 25.5% ..

On November 10, 2005, Barrick Gold Corp. (“Barrick”) commenced a formal offer to acquire all of the outstanding common shares of Placer Dome Inc. On January 6, 2006, the board of directors of Placer Dome Inc. recommended that its shareholders accept Barrick's offer. On January 20, 2006, Barrick announced that it had acquired 81% of the shares of Placer Dome Inc. pursuant to its offer and that it had extended its offer to February 3, 2006. Barrick has also announced that it has assumed control of Placer Dome Inc.'s management and board of directors. NovaGold's rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick's acquisition of control of Placer Dome Inc. There can be no assurance, however, that Barrick will manage the project in a manner consistent with the Company's vision for the project.

An advance minimum royalty (""AMR'') on the Donlin Creek property of US$200,000 is payable by the joint venture to Calista annually until a feasibility study is completed, after which the AMR will increase to US$500,000 per year. Upon commencement of production, a net smelter return royalty on production equal to the greater of 1.5% of the revenues from valuable minerals production and US$500,000 is payable to Calista, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Placer Dome and the Company. Thereafter, the annual net smelter return royalty on production will be increased to the greater of 4.5% of the revenues from valuable minerals production and US$500,000.

Donlin Creek Project - Accessibility and Climate

The Donlin Creek property is located in Southwestern Alaska, approximately 19 km (12 mi) north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km (15 mi) long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The project has an all-season camp with facilities to house up to 75 people and an adjacent 1,500 m (5,000 ft) long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km (280 mi) to the east, and Aniak, 80 km (50 mi) to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 m to 640 m (500 ft to 2,100 ft). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations.

The area has a relatively dry interior continental climate with typically less than 50 mm (20") total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure and will operate as a stand-alone project. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

The resource area consists of the ACMA, 400 Zone, Aurora and Akivik prospects (grouped as ACMA) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as Lewis).

Donlin Creek Project - Project History, Drilling and Exploration

Prior to 2003, operators, including Western Gold Exploration and Mining Co., Teck Cominco Ltd., Placer Dome and NovaGold, have undertaken significant work on the property.

Between 1995 and 2000, Placer Dome completed approximately 87,000 metres of diamond core drilling, 12,000 metres of reverse circulation drilling and 8,000 metres of trenching. In addition, Placer Dome undertook, amongst other things, metallurgical testing and baseline environmental studies. From 2001 to 2002, NovaGold completed approximately 39,000 metres of core drilling, 11,000 metres of reverse circulation drilling, 89 metres of geotechnical drilling and 268 metres of water monitoring holes. NovaGold’s work on the property in 2002 focused on expanding both the ACMA resource and defining mineralization and new resource in adjacent prospect areas of Aurora, 400, Akivik and Vortex.

In 2003, Placer Dome elected to return as operator as per the joint venture agreement. Placer’s work in 2003 included updating the resource estimation, calcium carbonate investigations, and economic studies. In 2004, Placer Dome focused on environmental and geotechnical studies, including geological mapping and sampling for carbonate-rich material and continued with environmental baseline studies. Placer Dome focused on resource conversion, geotechnical investigation and environmental studies in 2005.

Donlin Creek Project - Geological Setting

The Donlin Creek project geology consists of flysch sequence sedimentary units of the Cretaceous Kuskowim Group intruded by Late Cretaceous to early Tertiary felsic intrusive rocks. The sediments consist of interbedded greywacke, shale and siltstone. Greywacke is dominant (Lewis resource area), but shale-rich areas also occur (ACMA resource area). The overall bedding strikes NW and dips 10° to 50° SW. The intrusive units consist of porphyritic rhyodacite and rhyolite and lesser mafic dykes and sills. Sills are common in the ACMA and southern Lewis areas, whereas dykes dominate in the North Lewis area. The dykes and sills range from a few metres to more than 60 metres in width.

The Donlin Creek project area lies between two major NE-trending right lateral faults found in southwest Alaska: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north. The region contains abundant NE to ENE-and NW to WNW-trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek regions is inferred to be right-lateral on NE structures and left lateral on NW faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement are speculative.

Donlin Creek Project - Alteration and Mineralization

Two distinct styles of gold-rich mineralization (Dome-Duqum style and ACMA-Lewis style) occur within the Donlin Creek trend. The ACMA-Lewis style of mineralization, a later low-temperature, low-sulfidation epithermal system, constitutes the main mineralizing system within the Donlin Creek property. This is the sole style of mineralization within the current resource area.

Gold mineralization at Donlin Creek is primarily structurally controlled along NNE trending extensional fault/fracture zones and is best developed where those zones intersect favourable host lithologies, specifically intrusive dikes and sills, and greywacke. Disseminated mineralization is also locally present with highest concentrations typically adjacent to veins and vein zones.

The orientation of the mineralization is consistently subparallel to the main axis (NNE), of the compressive structural regime. Each phase increases markedly in gold grade while maintaining a generally consistent NNE-strike and SE-dip.

Mineralization is best developed in the felsic intrusive rocks, with lesser mineralization in sediments (principally in the greywacke units). It is structurally and lithologically controlled along NNE-trending extensional fault/fracture zones and best developed where those zones intersect favourable host lithologies such as the felsic intrusive dykes and sills and greywacke. Gold mineralization is associated with quartz, carbonate and sulphide (pyrite, arsenopyrite and stibnite) vein and veinlet networks (dominant) as well as disseminated in favourable host rocks typically adjacent to veins (subdominant). The gold occurs primarily in the lattice structure of arsenopyrite. Realgar, native arsenic and stibnite can be found generally associated with the higher-grade gold mineralization.

Donlin Creek Project – Metallurgy

Metallurgical testwork has been completed sufficient to support a scoping level study for the case of 30,000 t/d mill throughput. Ongoing work is being performed to investigate the case of 40,000 t/d mill throughput. Gold is mainly carried by arsenopyrite. Variation is observed in processing behaviour between intrusives and sediments, but less so between the geographical sources. Concentration by flotation is efficient, being 91 to 97% for intrusives and 82 to 89% for sediments. Generally, direct cyanidation yields less than 10% gold recovery; whereas oxidation of the sulphides prior to cyanidation yields recoveries exceeding 90% for intrusives and 78 to 89% for the sediments.

Accordingly, process testing has been directed towards development of the following conceptual flowsheet:

•	concentration by flotation using nitrogen
•	high pressure oxidation in an autoclave
•	carbon-in-leach (CIL) cyanidation of the concentrate
•	carbon strip and regeneration circuits
•	gold electrowinning, and
•	refining and production of doré bars

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

Donlin Creek Project - Resource Estimate, Sampling and Assaying

In January 2006, a new resource estimate was completed by the Donlin Creek joint venture which supersedes previous resource estimates on Donlin Creek. This new resource estimate increased the measured and indicated resource category from previous estimates. Compared with the last estimates completed in April 2003, the measured and indicated resource categories have increased by 3.7 million ounces or 33% to 14.8 million ounces of gold grading an average of 2.76 grams per tonne gold ("g/t''). The inferred resource has decreased by 0.7 million ounces to 13.6 million ounces of gold grading 2.72 g/t through conversion to the measured and indicated category. Based on a 1.2 g/t cut-off grade, the Donlin Creek resource estimates as at January 2006 are as follows:

Total Resources(1) – Donlin Creek Project

	Tonnes(1)(2)	Grade	Contained Ounces(1)(2)
	(millions)	(g/t)	(millions)
Measured	16.1	2.84	1.5
Indicated	151.1	2.75	13.4
Total Measured and Indicated	167.2	2.76	14.8

Inferred	156.0	2.72	13.6

Notes:
(1)

Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grades. See "Preliminary Notes – Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates".

(2)	Rounding differences may occur.

The new mineral resource estimate is constrained within a potentially economic pit model. A 1.2 g/t economic cutoff grade is being used for the project based on an assumed 30,000 to 40,000 tonne per day mill processing rate and a US$400 per ounce gold price.

The January 2006 resource estimates were based on an updated geologic and mineralization model that integrated 28,240 meters of drilling completed by Placer Dome in 2005 and 193,598 meters of drilling previously completed by Placer Dome and NovaGold. The model contained a total of 109,595 assay intervals from 221,838 meters of drilling and trenching.

The resource estimate was prepared in accordance with NI 43-101 by Kevin Francis, P.Geo., Resource Manager of the Company, Stanton Dodd, P.Geo., an employee of the Company, and Lynton Gormely, Ph.D., P.Eng. of AMEC Americas Limited, each of whom is a Qualified Person under NI 43-101.

Donlin Creek Project - Engineering Studies and Cost Estimates

The Company does not have a current estimate of operating and capital costs for Donlin Creek, as the previous estimate was prepared in March 2002. The Company expects that operating and capital costs for the development of the Donlin Creek project will be significantly higher than the estimates prepared in 2002. The previous operating and capital cost estimate for the Donlin Creek project anticipated a production rate of 20,000 tonnes per day. New studies being conducted for Donlin Creek by Placer Dome, which will address estimated operating and capital costs, anticipate a production rate of 40,000 tonnes per day and the use of diesel and wind power generation. Furthermore, costs for energy generation, mine and plant equipment and materials needed for mine development have also increased significantly industry-wide. In light of these factors, the previous estimate of operating and capital costs for Donlin Creek cannot be relied upon and will be superseded by the new operating and capital cost estimate.

Since 2003, Placer Dome has completed a series of engineering studies to refine the economic parameters of the Donlin Creek project for power, logistics and processing. During this period, Placer Dome has also continued

environmental baseline studies and continued refining the layout and design of the mine facilities. Placer Dome is currently completing a pre-feasibility level study on the project in preparation for the final feasibility study and the start of the mine permitting process. Placer Dome budgeted US$13 million for expenditures at Donlin Creek in 2005 with a significant component dedicated to in-fill drilling to upgrade resources to the measured and indicated categories along with on-going engineering and environmental studies.

Nome Operations, Alaska

The Nome Operations consist of the Rock Creek and Big Hurrah open-pit gold deposits, the Nome Gold gold-in-gravel resource, the Nome sand-and-gravel resource, and various other gold deposits, all of which are located around the town of Nome, Alaska.

Rock Creek

Rock Creek Project - Property Description and Title

Rock Creek is anticipated to be the Company’s first development stage project and its first production project in the Nome area. NovaGold owns 313 mineral surveys made up of one or more patented claims in the Nome area through its wholly-owned subsidiary, Alaska Gold Company (“Alaska Gold”). These mineral surveys are fee simple and have no annual requirements. Based on the current preliminary mine plan, approximately 90% of the currently defined resources for the mine plan are located on lands owned by Alaska Gold.

Pursuant to an exploration and option agreement dated March 13, 2002, between Golden Glacier, Inc., and the Company, the Company acquired the rights to explore and develop the lode deposits on an additional 15,000 acres of mineral claims held by Golden Glacier Inc. pursuant to four mining leases from Bering Straits Native Corporation (“BSNC”) to Golden Glacier, Inc. Pursuant to the exploration and option agreement, Golden Glacier Inc. granted the Company a five year option to acquire a mining sublease. In order to maintain the option in effect, the Company agreed to make annual payments to Golden Glacier Inc. ranging from US$15,000 to US$25,000 and to complete annual work commitments ranging from US$50,000 to US$150,000. If the Company exercises its option (which it is entitled to do at any time provided the agreement is in good standing), the Company will be granted a mining sublease for 30 years or so long thereafter as there is mineral production from the claims. In order to maintain the sublease in good standing the Company must carry out minimum work requirements of US$250,000, adjusted for inflation. Golden Glacier Inc. is entitled to a 2.5% net smelter return royalty and a 5% net proceeds royalty from production from BSNC lands. The Company is required to pay advance minimum royalties of US$100,000 during each year of the sublease. NovaGold is also a party to an exploration surface use agreement with Sitnasuak Native Corporation ("Sitnasuak'') and is negotiating a mining surface use agreement with Sitnasuak.

Rock Creek Project - Accessibility, Climate, and Physiography

Elevations in the project area range from 100 metres (300 feet) to over 300 metres (1,000 feet) along the highest ridgelines. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. The property is accessed from Nome via paved and unpaved roads. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations on the coastal plain have taken place year round.

Rock Creek Project - Geological Setting

The area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist, 2) a "mixed unit" of mafic, pelitic, and calc schists and marble, 3) a mafic dominated schist package, and 4) a impure marble package. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Nome Group rocks have undergone at least two periods of metamorphism and accompanying deformation. The earliest metamorphism was a blueschist facies event, which is thought to have occurred during the mid-Jurassic age, having a minimum Argon/Argon age of about 120 million years (Ma). This event was synkinematic with a high strain deformation, which resulted in widely, distributed penetrative fabric and mesoscopic intrafolial isoclinal folds. This event was followed by a greenschist facies overprint, which was also accompanied by high strain deformation resulting in a prominent low angle penetrative foliation, northwest-southeast mineral stretching lineations, and recumbent isoclinal folds of the earlier fabric. The event is thought to have occurred during a period of north-south crustal extension from 120-90 Ma. Most lode gold deposits of the Seward Peninsula have age dates that fall within the metamorphic event (120-90 Ma) and are thought to have been formed during that event.

Rock Creek Project - Mineralization

Three styles of mineralization are recognized on the project:

(a)	Replacement bodies: albite, quartz, arsenopyrite, dolomite, and minor galena.
(b)	Tension veins: quartz veins with albite, arsenopyrite, and minor lead sulfosalts.
(c)	Shear hosted veins: quartz veins with pyrite and lead sulfosalts.

Each mineralization type is described in more detail below.

Replacement Bodies

There is probably more than one episode of replacement mineralization. The first occurred in a ductile environment and is characterized by large crystals of albite, quartz, arsenopyrite, and dolomite. These bodies occur in low angle structures and small fold noses. They can appear to be sill like bodies. Tension fracture veins cut these bodies at several locations, although occasionally the replacement bodies appear to become thicker when approaching a vein. The replacement bodies occur by themselves but are also fairly common in areas of vein mineralization. Metallurgical studies indicate the gold in replacement bodies occurs as fine free gold in association with sulphides.

Tension Veins

The tension veins are usually less than 10 centimetres (4 inches) wide. The veins appear to have more strike length than vertical extent. The tension vein zones can be hundreds of metres wide. Much of the native gold seen in the veins is in fractures, especially in arsenopyrite. There is usually anomalous gold associated with tension veins but the best grades appear close to mineralized shears.

Shear Hosted Veins

The shear-hosted veins are often wider than the tension veins and can be banded and include quartz-cemented breccias. The veins can be from a few centimetres to over three metres wide. The quartz is more apheric and less fractured than quartz in tension veins. Fine grained pyrite and lead sulfosalts give the veins a bluish color. These veins are usually highly anomalous in gold, and the presence of these veins is considered to be an essential component for an economic grade ore deposit.

Rock Creek Project - Structural Setting

The rocks in Nome have had several episodes of strong deformation. Outcrops, where original bedding can be observed, often exhibit strong folding within an apparently sub-horizontal bed. Many of the low angle contacts are probably imbricated thrusts related to the Brooks Range Orogeny. Foliation developed during the greenschist event is subhorizontal. Late stage of antimony and weak gold mineralization is associated with the northeast high-angle faults. One of the most prominent is the northeast striking Anvil Fault. The Anvil Fault has a significant geophysical signature and probable strike-slip movement. Glacier Creek and upper Rock Creek occupy parallel faults.

The Brynteson high-angle fault may also represent a major conduit for metamorphic fluids including hydrocarbons. Abundant carbon is seen in chips from bedrock samples obtained over the Brynteson fault zone by rotary drilling. The fault may have also mobilized gold; most gold occurrences east of the Snake River are located within a few kilometres of the Bryntenson Fault. Carbon flooding and gold mineralization are also associated with the Penny Fault, west of the Snake River. High angle northeast striking tension fractures extend across the district. These tension fractures are related to northeast striking faults, east-west compression of the Seward Peninsula, north-south extension, or a combination of these forces. The fractures occasionally host veins. These zones of parallel veining typically have a vertical extent of no more than 100 metres (300 feet) and a lateral extent of 300 or more metres (900 feet). Veins in tension fractures have been seen in the hanging wall of low angle structures at Rock Creek and Lindblom. The vein density is from one to three per meter.

The shear which hosts the Albion veins appears to offset all other structures. There is a significant offset of lithologies across the 30 metre (90 feet) wide Shear Zone. The Albion veins exhibit banding and re-healed breccias and have not been intensely fractured like the tension veins. These characteristics indicate the shear was active during a different, perhaps shallower environment than that under which the tension veins were formed. Low angle faults are common in the Nome District. The faults often contain remobilized carbon and could be pre or syn-metamorphic thrusts. There is a lack of compressive deformation but this deformation could be overprinted with lithostatic compression and foliation. Thrust faults could be remobilized by detachment. The low angle faults do show evidence of remobilization. A low angle fault at Rock Creek has both a carbon/calcite component and a gouge/clay component.

Rock Creek Project - History and Exploration

Placer miners commonly found and reported gold bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to their discontinuous nature. Little lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter. Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted. Work on the property was carried out subsequent to 1986, and prior to the Company's involvement, by Placer Dome, Tenneco, Newmont, Kennecott and Alaska Gold. A total of 33,000 metres of core and rotary drilling was carried out by these companies on the property (of which 18,600 metres was on the Rock Creek deposit), as well as metallurgical test work.

In June 1999, after the Company concluded the purchase of Alaska Gold Company, the Company began a review and compilation of all previous work in the Nome Area. In September of that year, six reverse circulation drill holes (437 metres) were completed for metallurgical test work, and also tested the reliability and continuity of previous drilling. All six holes intersected significant widths of greater than 3g/t gold mineralization.

In 2000, 30 additional drill holes totalling 2,449 metres were completed. Sampling was carried out on each five foot (1.52 metre) interval and strict sample protocols were employed to ensure adequate sample size and quality. The Company's program used experienced reverse circulation drillers employing a compressor with 900CFM capacity, with the air-lift to ensure complete sample recovery. The Company stationed a geologist on the rig full time to ensure strict sampling protocols were undertaken. The drilling program and sampling protocol were managed by the Company with oversight provided by Phillip St. George, then Vice-President, Exploration, for the Company. Phillip St. George is a Qualified Person as defined by National Instrument 43-101.

In 2002, NovaGold completed 16 HQ diamond core drill holes totaling 1,182 metres in a program funded by TNR Gold Corp. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit in preparation for an independent preliminary economic assessment report.

In 2003, a 30,000 foot in-fill feasibility delineation drill program was completed and a feasibility study was begun. Also in 2003, environmental baseline monitoring had started. The 2003 drilling program confirmed that the coarse gold component of the mineralization at Rock Creek produced differing results between core and rotary drilling.

In 2004, the Company worked with AMEC E&C Limited to design a comprehensive twinning and infill drilling program to define a final reserve model, provide additional material to carry out further metallurgical test work to optimize the recovery of gold, and allow the Company to develop the best approaches to grade control and mining methods.

In late 2005, a grade control study was initiated to better optimize planning for grade control. Results from that study will become available early in second quarter of 2006.

Rock Creek Project - Resource Estimate

The Company completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) in March 2000, which estimated measured and indicated resources at Rock Creek of 6.4 million tonnes grading 2.7 grams per tonne gold ("g/t'') containing 555,000 ounces of gold. In 2003 and 2004, additional core drilling was carried out at Rock Creek. In comparing the various drilling campaigns in general, core drilling data yielded between 20% and 40% lower grades than reverse circulation ("RC'') data which made up a majority of the data for the March 2000 study.

Further resource modelling was undertaken in 2004 and 2005 and various models and adjustment factors were employed by the Company's consultants that adjusted downwards the actual RC drilling data used in the models. Using the same adjustment factors, the revised in-pit measured and indicated estimated resource at Rock Creek that forms the basis of the above-mentioned study is 7.5 million tonnes grading 1.4 g/t containing 335,000 ounces of gold. NovaGold is using these reduced tonnages and grades for base case planning purposes. The Company is not yet able to determine the potential impact of such reduced tonnages and grades on the mine economics, but the impact is not expected to be material to the Company. The Company will be completing a NI 43-101 compliant resource estimate that is anticipated to be used in deciding whether to proceed to production.

The Rock Creek project gold resource estimates are as follows:

1.0 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	3.0	2.8	273,000
Indicated	3.4	2.7	282,000
Total Measured and Indicated	6.4	2.7	555,000

Inferred	2.9	2.8	303,000
Saddle: Inferred	3.6	2.2	260,000
Total Inferred	6.5	2.5	563,000

Notes:
(1)	March 2000 internal resource estimate.

(2)

Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See "Preliminary Notes – Information Concerning Preparation of Resource Estimates".

(3)

Contained ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

Rock Creek Project - Metallurgy

Early metallurgical test work by Newmont indicated >80% of gold reports to a gravity concentrate with a 48 mesh grind. Metallurgical test work by Placer Dome indicated 92% and 93% recovery with cyanidation and floatation respectively. Surface samples for both of these studies were taken from the sheeted vein area.

The Company completed a series of additional bench and pilot-scale metallurgical tests. The two main mineralization types were tested: Shear Veins and Tension Veins. Shear Vein mineralization is made up of blue-grey quartz vein material containing pyrite, sulfosalt minerals and arsenopyrite, and sheared and crushed fault breccia and gouge. This test work showed recoveries for this material averaged 90.7% overall using cyanide with 37.4% of the gold reporting to a gravity concentrate using a 65-mesh grind (P80 65M). The Tension Vein mineralization consists of a series of sheeted stockwork veins with a relatively simple mineralogy made of free gold in quartz veins with pyrite-arsenopyrite selvages. Recoveries of this material averaged 98.1% overall using cyanide with 86.2% reporting to a gravity concentrate at a 65-mesh grind (P80 65M). Overall recoveries for the entire deposit are expected to be >92% with over half of the gold recovered by a low-cost gravity circuit.

Rock Creek Project - Future Work

The updated economic assessment has been initiated using the services of the independent engineering firm, Norwest Corporation. The Company completed additional in-fill drilling and metallurgical testwork as part of the updated economic assessment as well as continuing environmental baseline studies. A budget of US$16 million is planned for 2006 on Rock Creek and Big Hurrah for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 metre drill program. If permits are obtained in timely fashion and the board of directors of the Company makes a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah, it is expected that a further budget for 2006 of approximately US$37 million would be added at this time..

Big Hurrah

The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Company is currently evaluating a historical resource containing approximately 100,000 ounces of near-surface gold mineralization that could be mined and trucked to a milling facility located at Rock Creek. The Company expects this smaller but high grade material to supplement the Rock Creek deposit. The Company has completed approximately 8,219 metres of drilling in 153 holes and will be completing a NI 43-101 compliant resource estimate that is anticipated to be used in decided whether to proceed to production.

Nome Gold

The Nome Gold property is located three miles north of Nome, Alaska on lands owned by the Company. According to a historical placer gold mineral resource study prepared by Alaska Gold Company, the Nome Gold property contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. The Company believes that the historical study completed by Alaska Gold Company prior to NI 43-101 coming into force is reliable. The resources are hosted by near-surface unconsolidated sands and gravels and have been historically mined for over 100 years. Since 1900, more than four million ounces of gold have been extracted by various parties from the Nome Gold property. Mining was shut-down on the project in 1998 due to low gold prices at the time. In 2004, the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques. The Company intends to continue this work in 2006.

Ambler Project, Alaska

Ambler Project – Property Description and Title

The Ambler project area is located in the southern Brooks Range of Northwestern Alaska, approximately 220 kilometres east of Kotzebue and 35 kilometres north of the village of Kobuk. The Ambler property consists of 35,000 acres (14,000 hectares) of patented and Alaska State mining claims covering a precious metal rich, volcanogenic massive sulphide (VMS) district.

In March 2004, NovaGold signed a strategic alliance with subsidiaries of Rio Tinto plc on their 100% owned Ambler property located in Northwestern Alaska. Under the terms of the agreement, the Company can earn a 51% interest in the project by expending US$20 million on the property before 2016. During the first five years of the agreement, the Company must spend a minimum of US$5 million on exploration and development, and obtain memoranda of understanding with land owners (State, Federal and private Native Corporations) in the region necessary to provide access for mine development. During the second phase of the agreement, the Company must spend the balance of the earn-in funds (to total $US20 million) and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate. The Company is manager of the project through to the completion of a final positive feasibility study at which time Kennecott has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to the Company equivalent to 4% of the project's net present value using a 12.5% discount rate.

Ambler Project - Accessibility, Climate, and Physiography

The Ambler project is supported from the Bornite exploration camp owned by Nana Regional Corporation located approximately 10 kilometres north of Kobuk. The Bornite camp has both a 2000 foot airstrip at the camp and there is a 5,000 foot airstrip (capable of handling C-130 Hercules aircraft with a 42,000 pound (19,000 kilogram) capacity) at Dahl Creek near Kobuk. Road access connects Kobuk, Dahl Creek and Bornite. The Bornite and Dahl Creek airstrips are accessible directly by air from both Fairbanks to the east and Kotzebue to the west. From the Bornite Camp, the Arctic deposit is accessible by helicopter.

The Ambler property covers the lowermost range of hills along the southern margin of the Brooks Range. The area is characterized by moderate topographic relief ranging in elevations from around 700 feet (200 metres) to as much as 2,500 feet (750 metres) above sea level. Valley bottoms are locally forested with black spruce, alder, and birch while elevations greater than 1,000 feet are characterized by tundra grass, mosses and lichen. The area has a relatively dry continental climate with only low to moderate total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures fall to -30°F (-34°C).

Ambler Project - Geological Setting

The Ambler district occurs within an east-west trending zone of Devonian to Jurassic submarine rocks consisting of the Ambler and Angayucham terrains. VMS deposits and prospects are hosted in the Middle Devonian to Early Mississippian Ambler Sequence, a group of metamorphosed bimodal volcanic and volcanoclastic rocks along with tuffaceous, graphitic and calcareous metasediments. The Ambler sequence occurs in the upper part of the Anirak Schist, the thickest member of the Ambler terrain. VMS mineralization can be found along the entire 110 km (68 miles) strike length of the district. Hintzman (1986) notes that the 6,000-foot-thick (1,980 m) Devonian section of the Cosmos Hills, which includes the 3,000-foot-thick (915 m) Bornite Carbonate Sequence, is equivalent in age to the Anirak Schist and was mineralized by a similar and perhaps related mineralizing event.

The Ambler District is characterized by a series of east-west trending belts of rocks of increasing metamorphic grade northward across the strike of the units. The structure of the district tends to be isoclinal folds in the north and thrust faults in the southern half. The Devonian to Mississippian Angayucham basalt and the Triassic to Jurassic mafic volcanics are in low-angle thrust contact with various units of the Ambler terrain. Four major lithologic groups and/or types within the Arctic deposit area have been defined: Metarhyolite, Quartz Mica Schist. Graphitic Schist and Base-Metal Sulfide-Bearing Schist.

Ambler Project – Mineralization

The mineralization of the Arctic deposit is dominated by chalcopyrite followed by sphalerite. Bornite is locally present. Argentiferous galena, though widespread, is not considered abundant. Other precious metal minerals, including tetrahedrite-tennantite, electrum and enargite, also are present in trace amounts. Pyrite, the most common iron sulfide, is locally common with other sulfides in the massive sulfide horizons. Pyrrhotite and arsenopyrite can also be found but are less common. Gangue minerals associated with sulfide mineralization or associated with the mineralized horizons include calcite, dolomite, and barite. Mineralization occurs as stratiform semi-massive to massive sulfide "beds". Marginal to the main deposit mineralization is locally present as discontinuous thin, "wispy" sulfide bands. All mineralization encountered to date at Arctic is stratabound and strataform. No "stringer-type" ore, common in VMS deposits of this type, has been encountered

Ambler Project - History and Exploration

Prospectors came up the Kobuk River and into the Ambler Lowlands beginning around 1900. Several small gold placer deposits in the Cosmos Hills were worked intermittently. Copper shows were soon discovered in the Ruby Creek area, but a brief attempt to mine the discovery was short lived. Prospectors returned to the region after World War II looking for gold, uranium and copper. In the late 1940's Rhinehart Berg, a local prospector discovered copper mineralization at Ruby Creek while looking for uranium. By 1957, Berg had exposed sufficient amounts of high-grade copper mineralization to warrant the optioning and immediate drilling of the property by Bear Creek Mining Company ("Bear Creek"), Kennecott's exploration subsidiary.

Bear Creek also conducted a regional exploration program covering the Cosmos Hills and the southern Brooks Range. Reconnaissance geologic mapping and stream sediment sampling of the south flank of the Brooks Range began in 1962. In 1965, while re-evaluating a 1400 ppm Cu geochemical anomaly from sampling completed in 1963, Bear Creek geologists discovered sulfides in float on the east side of Arctic Ridge a short distance below the crest of the ridge. Eight core holes were drilled in 1967 intersecting massive sulfide mineralization over a 1,500-foot strike length. Initial results were sufficiently encouraging that Bear Creek and Kennecott continued drilling at Arctic over the next several seasons. From August 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes pre-collared using a reverse circulation drill), totaling 16,080 m (52,756 ft). No drilling was done on the property after 1985 until 1998.

In 1993, Kennecott Minerals began a re-evaluation of the Arctic deposit. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed in 1995 and an updated resource was calculated from the block model. The resulting estimated inferred resource totaled 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au.

In September 1997, Kennecott located a total of 2,035 State of Alaska claims covering most of the known Ambler schist belt rocks. In 1998, an airborne geophysical survey, covering the entire claim block, generated numerous EM anomalies. Also in 1998, Kennecott drilled 6 core holes totaling 1,492 m (4,895 ft) in the Arctic resource area testing for extensions of the known resource as well as infill to test for grade and thickness continuity. Drilling on the Arctic deposit by Bear Creek/Kennecott between 1966 and 1998 totals 92 core holes for a combined 17,572 m (57,651 ft). No additional exploration on the Arctic project was conducted between 1998 and 2004. Since 1998, Kennecott reduced their land position in the southern Brooks Range to 829 State of Alaska claims. In addition to the Alaska State claims, Kennecott maintains 15 unpatented federal mining claims surrounding 18 private patented claims.

The main focus of the 2004 NovaGold field program was to confirm interval grade and thickness as defined from previous drill programs within select areas of the Arctic deposit. Alternative geologic models for the deposit were investigated through surface mapping, drill core re-logging and re-interpretation of previous drill results. The 2004 drilling focused on the Arctic deposit area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. A few holes were drilled in potential extensions of mineralization and on an adjacent geophysical anomaly. Significant mineralized intervals were encountered in 8 of the 11 holes drilled in the program and are shown in the following table. The twin and infill drilling confirmed previously drilled intervals of base-metal mineralization.

Drilling in 2005 again focused on extending and confirming mineralization particularly in the lower limb of the Arctic antiform. Just over 3000 meters of core drilling was completed and although good mineralization was encountered in several holes, structural discontinuities appear to limit expansion of mineralization to the south and east. Results suggest that the model remains open to the northeast and that the faulted off root zone has yet to be identified. Geophysical exploration using ground EM has targeted a significant anomaly of similar size and tenor a few kilometers to the northwest. Exploration will target this anomaly as well as several satellite airborne EM anomalies in close proximity to the Arctic deposit and in the same permissive stratigraphy

Ambler Project - Resource Estimate

In 1995 based on Kennecott's interpretation of the mineralized horizons as a series of stack sheets, a computer generated block model was constructed and a resource compiled. The resulting estimated inferred resource totaled 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au. The resource is not NI 43-101 compliant and is only intended to represent a historical resource. The contained precious metals in this resource total 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead. NovaGold plans to update the resource estimate in 2006 using the historical drilling and the 2004 and 2005 NovaGold drilling as well as NovaGold's reinterpretation of the deposit geology.

Ambler Project – Metallurgy

Historic metallurgical investigations conducted by Kennecott characterize the Arctic deposit as a massive sulfide intrusion hosted in talc schist. The primary economic minerals are chalcopyrite, tetrahedrite, galena and sphalerite. Metallurgical work by Kennecott concluded that it was possible to produce three concentrates, precious metals/lead, copper and zinc, from Arctic ore after pre-floating the talc, though further work was indicated to refine the processes. Kennecott reported that in comparison with other massive and semi-massive sulfide ores Arctic showed an equal or slightly favorable copper concentration performance while zinc recoveries were lower depending on the relative amounts of copper, lead and zinc. Both on-site and off site treatment of the concentrates have been considered. On-site hydrometallurgical treatment holds the potential of reducing the amount of infrastructure required to develop the deposit in the way of roads by lowering the required amount of bulk materials handling and increases the relative unit value of the product as well as reducing smelter penalties while increasing the power requirements. The work done to date, however, is insufficient to conclusively determine the most cost effective metallurgical process.

Ambler Project - Future Work

In 2004 and 2005, the Company completed drill programs at the Ambler project in addition to completing extensive detailed structural mapping, re-logging and re-sampling of the existing historic core to update and refine the geologic model of the Arctic deposit located within the Ambler property. Plans for 2006 on the Ambler project include the completion of an independent resource estimate utilizing the current and historic drill results, completing an updated geologic model as well as completing a detailed transportation and power alternatives study for use in an independent preliminary economic assessment study. The Company plans a 3,000 metre drill program on the property to test areas of potential expansion identified through a reinterpretation of the structural geology and a series of adjacent geophysical anomalies which might represent satellite mineralization. The Company also intends to initiate a regional exploration program to define and evaluate other prospective exploration targets by using regional geologic mapping, geophysical surveys and surface geochemistry.

ITEM 4      RISK FACTORS

An investment in the common shares of the Company is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to the Company and should be read in conjunction with the Risk Factors in "Item 6 – Management's Discussion and Analysis - Risk Factors":

NovaGold has no history of producing metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

The Company has no history of producing precious metals from its current portfolio of mineral exploration properties. All of the Company's properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company's properties are currently under development. The future development of any properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitability produce metals at any of its properties.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

The Company had working capital of approximately $30.6 million as of November 30, 2005. The Company intends to fund its immediate plan of operations from working capital and revenue from land and gravel sales. In the future, the Company's ability to continue its exploration and development activities, if any, will depend in part on the Company's ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that the Company will commence production on any of its projects or generate sufficient revenues to meet its obligations as they become due or to obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial information included in this Annual Information Form.

Actual capital costs, operating cost, production and economic returns may differ significantly from those NovaGold has anticipated and there is no assurance that any future development activities will result in profitable mining operations.

The Company does not have a current estimate of operating and capital costs for Donlin Creek, as the previous estimate was prepared in March 2002. The Company expects that operating and capital costs for the development of the Donlin Creek project will be significantly higher than the estimates prepared in 2002. The previous operating and capital cost estimate for the Donlin Creek project anticipated a production rate of 20,000 tonnes per day. New studies being conducted for Donlin Creek by Placer Dome, which will address estimated operating and capital costs, anticipate a production rate of 40,000 tonnes per day and the use of diesel and wind power generation. Furthermore, costs for energy generation, mine and plant equipment and materials needed for mine development have also increased significantly industry-wide. In light of these factors, the previous estimates of operating and capital costs for Donlin Creek cannot be relied upon.

None of the Company's mineral properties, including the Donlin Creek project, Galore Creek project, Nome Operations and Ambler project, have an operating history upon which the Company can base estimates of future operating costs. Prior to commencing production, studies which demonstrate the economic feasibility of the project must be completed, all necessary permits must be obtained, a production decision must be made by NovaGold’s board of directors, financing for construction and development must be arranged and construction must be completed. Studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated or disclosed.

NovaGold will require external financing or may need to enter into a strategic alliance or sell a significant minority property interest to develop its mineral properties.

The Company will need external financing to develop and construct the Galore Creek project, Donlin Creek project, and Nome Operations and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project debt, convertible notes and equity offerings. There can be no assurance that financing alternatives chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company's growth strategy and or results of operations and financial condition.

The figures for NovaGold’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates of gold made by independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;

•	resource or other mineralization figures will be accurate; or

•	this mineralization could be mined or processed profitably.

Because the Company has not commenced production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration work or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future feasibility studies will establish proven and probable reserves at the Company's properties. The failure to establish proven and probable reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of NovaGold’s operations and financial condition.

The Company's profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from its mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company's control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions;

•	supply and demand for jewellery and industrial products containing gold; and

•	sales by central banks and other holders, speculators and producers of gold in response to any of the above factors.

A decrease in the market price of gold and other metals could affect the Company's ability to finance the development of the Galore Creek project, Donlin Creek project and Nome Operations and the exploration and development of the Company's other mineral properties, which would have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Because NovaGold does not currently intend to use forward sales arrangements to protect against low commodity prices, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.

Mining involves various types of risks and hazards, including:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	metal losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Because NovaGold’s Galore Creek project is located in Canada and will have production costs incurred in Canadian dollars, while gold and other metals are generally sold in United States dollars, the Galore Creek project results could be materially adversely affected by an appreciation of the Canadian dollar.

Gold and other metals are sold throughout the world principally in United States dollars. If NovaGold commences production on its Galore Creek project, its operating costs on the Galore Creek project will be incurred in Canadian dollars. As a result, any significant and sustained appreciation of the Canadian dollar against the United States dollar may materially increase NovaGold’s costs and reduce revenues, if any, on the Galore Creek project. NovaGold currently has no foreign exchange hedging contracts to offset currency fluctuations.

The Company is subject to significant governmental regulations.

The Company’s operations and explorations and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	exports;

•	price controls;

•	taxation;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

NovaGold’s activities are subject to environmental laws and regulation that may increase the Company’s costs of doing business and restrict its operations.

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

NovaGold has ongoing reclamation on some of its mineral properties and NovaGold may be required to fund additional work which could have a material adverse effect on its financial position.

The Company's lands at Nome Operations, Galore Creek and Ambler properties have been subject to either historic mining operations or exploration activities by prior owners. Alaska Gold Company carried out mining operations for many years in the Nome area before NovaGold acquired the company. At the time of the acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at both its Galore Creek and Ambler properties. There can be no assurance, however, that the Company will not be required to fund additional reclamation work which could have a material negative affect on the Company's financial position.

The Company mined silver and gold from the Murray Brook mine until 1992 when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee this amount will be sufficient to satisfy the environmental regulations and requirements. If the government regulators determine the program requires additional work, the Company may be required to fund this work, which could have a material adverse affect on the Company's financial position.

NovaGold may experience difficulty attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on its business and financial condition.

The Company is dependent on the services of key executives including its President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company's interests and relationship with Placer Dome Inc. at Donlin Creek, the advancement and development of the Galore Creek project, Ambler project and the Nome Operations, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company's business or future operations.

In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, it will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management personnel and increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.

Completion of the development of the Company's advanced projects is subject to various factors, including the availability and timing of acceptable arrangements for power, water transportation facilities. The lack of availability on acceptable terms or the delay in any one or more of these items could prevent or delay development of the Company’s advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of the Company's advanced projects will be commenced or completed on a timely basis, if at all;

•	the resulting operations will achieve the anticipated production volume; or

•	the construction costs and ongoing operating costs associated with the development of the Company's advanced projects will not be higher than anticipated.

NovaGold is currently engaged in legal action with Pioneer Metals Corporation and there is no certainty as to the outcome of this litigation.

In October 2005, Pioneer Metals Corporation (“Pioneer”) launched a legal action against the Company related to an option agreement between Pioneer and NovaGold dated March 2004 under which the Company has an option to earn a 60% interest in the Grace claims located immediately to the north of the main Galore Creek property. Pioneer is seeking to rescind the option agreement and is claiming unspecified damages for purported misrepresentation and breach of fiduciary duty. An adverse finding against the Company in the legal action could result in increased development costs or delay construction, which would have a materially adverse impact on the Galore Creek project.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan First Nation and the Tahltan – like the majority of British Columbia's First

Nations – have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval, unexpected interruptions in project progress and/or result in additional costs to advance the project.

Title to NovaGold’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

•	$5.8 million for the year ended November 30, 2005;

•	$8.4 million for the year ended November 30, 2004; and

•	$7.0 million for the year ended November 30, 2003.

The Company had an accumulated deficit of $89.5 million as of November 30, 2005.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. There can be no assurance that the Company will generate any revenues or achieve profitability.

Because NovaGold does not manage Donlin Creek’s feasibility study and permitting process or oversee its future mine development and operation, NovaGold cannot assure its shareholders that the Donlin Creek project will be managed in a manner favourable to NovaGold.

Under the terms of their back-in agreement with the Company, Placer Dome (which is now controlled by Barrick Gold Corp. (“Barrick”) now manages Donlin Creek's feasibility and permitting processes, and currently oversee any future mine development and operation. The Company cannot direct Placer Dome's activities and, therefore, cannot fully predict the pace or the scale of the project's permitting and future development. In the event that Placer Dome elects to terminate its agreement with the Company and no longer act as manager of the Donlin Creek project, Placer Dome will, at its election, either retain a 30% interest in the project, in which case the Company will revert to managing the Donlin Creek project, or Placer Dome may forfeit its 30% interest to the Company and revert to a 5% net proceeds interest.

On November 10, 2005, Barrick commenced a formal offer to acquire all of the outstanding common shares of Placer Dome Inc. On January 6, 2006, the board of directors of Placer Dome Inc. recommended that its shareholders accept Barrick's offer. On January 20, 2006, Barrick announced that it had acquired 81% of the shares of Placer Dome Inc. pursuant to its offer and that it had extended its offer to February 3, 2006. Barrick has also announced that it has assumed control of Placer Dome Inc.'s management and board of directors. NovaGold's rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick's acquisition of control of Placer Dome Inc. There can be no assurance, however, that Barrick will manage the project in a manner consistent with the Company's vision for the project.

Placer Dome and Calista each retain back-in rights on the Donlin Creek project which, if exercised, could dilute NovaGold’s interest in the project.

The Company has earned a 70% interest in the Donlin Creek Project under an agreement with Placer Dome. However, Placer Dome and the underlying property owner, Calista retain the rights to reacquire a portion of the project. With respect to Placer Dome, this right allows it to increase its current 30% interest to 70%. With respect to Calista, an interest between 5% to 15% can be acquired at the time of project development. If the Placer Dome and Calista rights are exercised in full, the Company's interest in the Donlin Creek Project would decline to 25.5% .

There can be no assurance that NovaGold will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercial mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.

The Company may make selected acquisitions, with a focus on late stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

•	identifying acquisitions which fit NovaGold’s strategy;

•	negotiating acceptable terms with the seller of the business or property to be acquired; and

•	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on cash resources if such acquisitions involve cash considerations or the assumption of obligations involving cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, may of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

NovaGold may raise funds for future operations through the issuance of common shares, securities convertible into common shares or debt instruments and such financings may result in the dilution of present and prospective shareholdings.

In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments convertible into common shares. The Company cannot predict the size of future issuances of common shares or the issuance of debt instruments convertible into common shares or the effect, if any, that future issuances and sales of the Company’s common shares will have on the market price of the Company’s common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

NovaGold’s common shares are publicly traded and are subject to various factors that have historically made NovaGold’s share price volatile.

The market price of the Company’s common shares could fluctuate significantly. The market price of the Company’s common shares may fluctuate based on a number of factors in addition to those listed in this Annual Information Form, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filing with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the number of the Company’s common shares publicly traded;

•	the arrival or departure of key personnel; and

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Canadian and United States tax consequence of holding the Company’s securities are not described herein, and NovaGold may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it is or becomes a “passive foreign investment company” there may be tax consequences for investors in the United States.

Investors should be aware that NovaGold is organized under the laws of the Province of Nova Scotia, and that purchasing, holding or disposing of its securities may give rise to tax consequences both in Canada and the United States that are not described in this Annual Information Form. Current and prospective investors that are U.S. taxpayers should be aware that among the possible tax consequences of holding the Company’s securities is that the U.S. Internal Revenue Service may determine that the Company is a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Holders of warrants that are U.S. taxpayers are subject to similar taxation.

Alternatively, a U.S. taxpayer that makes a timely qualified electing fund (“QEF”) election with respect to a PFIC in which the U.S. taxpayer owns shares generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the PFIC’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the PFIC. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. In order to be timely, a QEF election must be made in the holder’s first tax year in which it holds shares of a PFIC. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such Common Shares. QEF and mark-to-market elections are not available with respect to warrants or convertible securities of a PFIC, nor may a holder who exercises a warrant or convert a convertible security normally make a timely QEF election with respect to the shares issued upon exercise or conversion.

The foregoing description is a general description only, and does not seek to describe in detail the tax consequences to U.S. investors if the Company should be or become a PFIC, or any other potential tax consequences of purchasing, holding or disposing of securities of the Company. Investors should consult their tax advisors concerning these potential tax consequences.

ITEM 5      DESCRIPTION OF SHARE CAPITAL

The Company's authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors. Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company's articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company's preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the board of directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this Annual Information Form.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company's Board of Directors will review this policy from time to time having regard to the Company's financing requirements, financial condition and other factors considered to be relevant.

ITEM 6      SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Fiscal Years Ended November 30, 2005, 2004 and 2003, in $000's except per share amounts:

Net revenues Expenses and other items Loss for the year Loss per share – basic and diluted Total assets Total long term financial liabilities Minority interest	2005 $	2004 $	2003 $
	3,254 (9,062) (5,808) (0.09) 270,378 (191) -	3,469 (11,845) (8,376) (0.14) 210,499(2) (740) -	1,259 (8,212) (6,953) (0.14) 99,958 (655) (9,130)

Quarterly Information

In $000's except per share amounts, for the fiscal quarters ended:

	11/30/05 $	8/31/05 $	5/31/05 $	2/28/05 $	11/30/04 $	8/31/04 $	5/31/04 $	2/29/04 $
Net revenues	1,256	1,074	409	515	946	1,207	581	735
Income (loss) for the quarter	2,577	(1,451)	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)
Income (loss) per share – basic and diluted	0.04	(0.02)	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)
Expenditures on mineral properties and related deferred costs(1) USA Canada	4,221 17,433	4,636 22,232	2,735 6,442	1,613 2,859	3,852 7,371	3,153 92,980(2)	970 1,553	480 437

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries, write-downs and option payments received.

(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

ITEM 7      MANAGEMENT'S DISCUSSION AND ANALYSIS

General

This in an excerpt from the Management’s Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) dated February 24, 2006 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2005 compared to the previous year. At February 24, 2006 the Company has 88 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 2005 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2005 Annual Report. The Company’s accounting policy for investments has been expanded to include accounting for investments acquired since November 30, 2004. When no significant influence exits, the Company accounts for its investments in shares of other resource companies as long term investments and records the investment at cost unless an other-than-temporary decline in value has been determined, in which case the investment is written down to market value. When the Company has significant influence the investment is accounted using the equity method. The Company’s proportionate share of income and expenses are recorded and a corresponding entry is made to the investment account. Investments that are expected to be sold within one year are recorded as temporary investments. The Company’s accounting policies have been consistently followed in preparation of these consolidated financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004. This guideline requires the consolidation of VIE’s by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not been material to the Company. All amounts are in Canadian dollars unless otherwise states.

Results of Operations

The Company had a net loss of $5.8 million (or $0.09 per share) for the year ended November 30, 2005, compared with a net loss of $8.4 million (or $0.14 per share) in 2004 and a net loss of $7.0 million (or $0.14 per share) in 2003. The main factors for the reduction in net loss of $2.6 million were the decrease in stock based compensation, increase in foreign exchange gain and a future income tax recovery of $2.6 million, offset by increases in almost all other expense categories as a result of the significant increase in activity during 2005 since property expenditures have increased from $27 million in 2004 to $77 million in 2005.

Revenues from the Company’s land and gravel sales, gold royalties and other revenues were $2.2 million during the year ended November 30, 2005 compared with $2.5 million in 2004 and $1.2 million in 2003. The main reduction in sales was caused by the strengthening of the Canadian dollar by 7% from 2004 to 2005 since the Company’s sales are entirely denominated in United States dollars. Interest income increased to $1.5 million for the year ended November 30, 2005 compared with $1.3 million in 2004 and $0.3 million in 2003 due to the Company’s larger cash balances held during the year together with slowly increasing interest rates.

Expenses were $11.3 million for the year ended November 30, 2005 compared with $12.0 million in 2004 and $8.3 million in 2003, including in those years $3.4 million, $5.8 million and $23,000, respectively, for the non-cash stock based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, and professional fees have increased to $7.8 million in 2005 compared with $6.1 million in 2004 and $5.4 million in 2003. General and administrative (G&A) costs increased by $0.6 million from 2004 to 2005. The largest increase in 2005 was due to accrued government interest charges of $0.4 million related to the $20 million flow-through share financing completed in 2004, where the Company had issued shares at a $4 million premium to the then prevailing share price. In addition G&A costs increased because of expanded office requirements and support costs. Corporate development and communications increased by $0.3 million to $1.1 million in 2005 because of increased shareholder presentations and more direct corporate development activities, particularly related to the Company’s financial advisors for the Galore Creek project. Professional fees increased by $0.3 million due in part to increased legal fees and financing expenses. Wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

Other items of significance are the write-downs of mineral properties and the foreign exchange gains. The Company recorded a mineral property write-down of $0.5 million during 2005 compared with $0.3 million in 2004 and $1.7 million in 2003. In 2005 the write-down was mainly related to current and prior period exploration expenditures on the Thunder Mountain property in Nevada as the option agreement on that property has been allowed to lapse because drilling results did not meet the Company’s target expectations. The Company recorded a $0.5 million foreign exchange gain in 2005 compared with a $0.1 million gain in 2004 and a $1.1 million foreign exchange loss in 2003. The foreign exchange gain in 2005 was mainly due to gains on liabilities incurred in US dollars. The foreign exchange loss in 2003 was mainly due to the effect of the strengthening of the Canadian dollar during that year on the Company’s US dollar cash positions early in 2003.

Liquidity and Capital Resources

The Company expended $6.0 million on net operating activities during the year ended November 30, 2005 compared with $3.2 million in 2004 and $5.9 million in 2003.

The Company generated net proceeds from financing activities of $60.7 million in 2005 compared with $25.9 million in 2004 and $46.1 million in 2003. The majority of the proceeds arose from private placement share issuances. On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents, all of which expired unexercised in 2005. An amount equivalent to the gross proceeds of $20.0 million was renounced for Canadian tax purposes in 2005. Under CICA guidelines, approximately $6.7 million was deducted from share capital and added to deferred income taxes in 2005 at the time of renunciation to reflect the tax deductions foregone by the Company. The Company received net proceeds of $33.1 million in 2003 from the issuance of common shares from private placements. The Company received $0.8 million in 2005 from the exercise of stock options and warrants compared to $7.8 million in 2004 and $13.0 million in 2003.

The Company expended $77.5 million on investing activities during 2005 compared with $26.4 million net in 2004 and $0.9 million in 2003. During the year, the Company expended $3.6 million on investments, the largest being a $3.5 million purchase of shares in US Gold Corp which at November 30, 2005 had a market value of $22.9 million. The Company expended $63.0 million in 2005 on mineral properties and related deferred costs compared with $25.9 million in 2004 and $7.3 million in 2003. The majority of the 2005 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. In addition the Company expended $11.9 million on mining and milling equipment in 2005 for the Rock Creek project. The Company carried out an extensive drilling program as well as environmental and engineering work at the Galore Creek project and carried out studies, design and permit work at Rock Creek together with a drilling program at Big Hurrah in anticipation of making a construction decision on these projects in 2006. In 2004 the Company significantly expanded the mineral resources at Galore Creek and undertook new studies on the potential of developing a mine at the Rock Creek property. In 2003, the Company transferred its Yukon and British Columbia assets into SpectrumGold and initially held less than 50% ownership. Subsequently, the Company participated in a number of private placements in SpectrumGold and secured a controlling interest. The share transactions in SpectrumGold gave rise to several fair value adjustments.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At November 30, 2005, the Company’s aggregate commitments for operating leases totaled $2.9 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars

$
2006	289
2007	295
2008	295
2009	295
20010	305
Thereafter	1,420

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2005 the Company had cash and cash equivalents of $33.3 million. On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $189 million and at February 24, 2006 the Company had cash and cash equivalents of $215 million. The net proceeds from the financing are planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above. In particular, the proceeds will only be expended on the development of Rock Creek if a development decision is made. If such a decision is not made, the funds allocated for the construction of Rock Creek will be utilized for the completion of feasibility studies on each of the Galore Creek project and the Donlin Creek project and for exploration on the Company's other projects.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 75,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the second half of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 metres of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006. On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of in the Galore Creek project in Northwestern British Columbia.

At the Rock Creek (and Big Hurrah) the Company is planning a two staged approach. An amount of US$16 million has been budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 metre drill program. The second stage assumes that permits will be obtained on a timely fashion and that the board of directors of the Company will make a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. It is expected that a further budget for 2006 of approximately US$37 million would be added at this time.

The Company is still assessing the results of the 2005 season work at both the Galore Creek and Rock Creek/Big Hurrah projects and may change the planned expenditures on those projects dependent on the final 2005 season results.

At the Ambler project, the Company plans to spend US$4 million on completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meters drilling program focusing on new areas along the Ambler belt.

NovaGold’s joint venture partner at Donlin Creek is Placer Dome US. On February 3, 2006 Barrick Gold Corp (Barrick) acquired over 90% of the shares of the parent of Placer Dome US. NovaGold's rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick's acquisition of control of Placer Dome Inc. Placer Dome had indicated to NovaGold prior to that date that it expected to meet its US$32 million expenditure requirement at Donlin Creek in the first half of 2006. Placer Dome also indicated a significant budget for Donlin Creek through mid-2007. If Barrick carries out the same program as proposed by Placer Dome for 2006, NovaGold’s share, assuming 30% of the budget, would be approximately US$8 million. NovaGold has the right under the joint venture agreement to request that these funds be advanced by Placer Dome, with interest and a right to lodge security against NovaGold’s share of the property, but the Company expects to choose to contribute any such funds from its own cash.

In addition to the above NovaGold has other ongoing expenditures and property interests. The Company expects to fund all its currently planned activities for 2006 from existing cash.

Related Party Transactions

In 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company’s Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser was Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds were equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

The Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004 whereby the guideline requires the consolidation of VIE’s by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

ITEM 8      MARKET FOR SECURITIES

Common shares

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange (“TSX”) and the American Stock Exchange under the symbol "NG". The following table set out the market price range and trading volumes of the Company’s common shares on the TSX.

Common Shares (“NG”)

			Volume
	High	Low	(no. of shares
Fiscal 2005(1)	($)	($)	in thousands)

November	11.25	9.71	3,020
October	10.23	8.57	2,933
September	10.20	8.70	3,931
August	9.98	8.13	3,679
July	9.65	8.83	2,118
June	10.93	9.26	3,887
May	10.34	8.47	1,613
April	10.75	9.13	2,872
March	11.40	9.63	4,023
February	12.15	9.40	3,133
January	9.75	8.35	2,880
December	9.83	7.80	3,620

Note:
(1)	The Company’s year end is November 30.

Warrants

The Company has issued, as part of a private placement from October 2003, 3,500,000 warrants each exercisable at $7.00 for one common share of the Company that expire on October 1, 2008. These warrants are listed and posted for trading on the TSX under the symbol “NG.WT”. The following table set out the market price range and trading volumes of the Company’s warrants on the TSX.

Warrants (“NG.WT”)

			Volume
	High	Low	(no. of shares
Fiscal 2005(1)	($)	($)	in thousands)

November	5.67	4.48	99
October	4.70	3.70	204
September	4.60	3.90	91
August	4.75	3.45	220
July	5.30	3.70	171
June	5.30	4.00	120
May	5.00	3.95	89
April	5.32	4.06	71
March	5.90	4.50	85
February	6.27	4.01	190
January	4.25	3.50	218
December	4.60	3.10	77

Note:
(1)	The Company’s year end is November 30.

The Company has issued, as part of a private placement from July 2005, 3,130,000 warrants each exercisable at $12.10 for one common share of the Company that expire January 7, 2008. These warrants are listed and posted for trading on the TSX under the symbol “NG.WT.A”. The following table set out the market price range and trading volumes of the Company’s warrants on the TSX.

Warrants (“NG.WT.A”)

			Volume
	High	Low	(no. of shares
Fiscal 2005(1)	($)	($)	in thousands)

November	2.65	1.96	139
October	2.20	1.55	191
September	1.98	1.30	271
August	2.00	1.31	403

Note:
(1)	Trading commenced on August 18, 2005. The Company’s year end is November 30

ITEM 9      OFFICERS AND DIRECTORS

The following table sets forth information about the Company’s directors, executive officers and certain key employees, and their respective positions as of the date of this Annual Information Form.

Name and Address	Present Position in the Company	Principal Occupation	Director Since
Directors
George Brack North Vancouver, British Columbia(1)	Director	President of Macquarie North America Ltd.	2001
Michael H. Halvorson Edmonton, Alberta(1)	Director	President of Halcorp Capital Ltd	2004
Gerald J. McConnell Kings County, Nova Scotia(2)	Director	President and Chief Executive Officer of Etruscan Resources Inc.	1984
Cole McFarland Palm Desert, California(2)	Director	Retired Businessman	2001
Clynton R. Nauman Blaine, Washington(2)(3)	Director	Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC	1999
James Philip Coquitlam, British Columbia(1)	Director	President of Clan Chatton Finance Ltd., a private investment holding company	2003
Executive Officers
Rick Van Nieuwenhuyse Vancouver, British Columbia(3)	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1999
Peter W. Harris North Vancouver, British Columiba	Senior Vice-President and Chief Operating Officer	Senior Vice-President and Chief Operating Officer of the Company	-
Robert J. (Don) MacDonald, Vancouver, British Columbia	Senior Vice-President, Chief Financial Officer and Secretary	Senior Vice-President, Chief Financial Officer and Secretary of the Company	-
Senior Management
Douglas Brown, Bellingham, Washington	Vice-President, Business Development	Vice-President, Business Development of the Company	-
Gregory S. Johnson	Vice-President,	Vice-President, Corporate Communications	-

Bellingham, Washington	Corporate Communications and Strategic Development	and Strategic Development of the Company
Joseph R. Piekenbrock Denver, Colorado	Vice-President, Exploration	Vice-President, Exploration of the Company	-

(1)	Member of the audit and corporate governance committee.

(2)	Member of the compensation committee.

(3)	Member of the technical committee.

(4)

The directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over 2.0%of the common shares of the Company. This information was provided to the Company by the directors and officers as of February 24, 2006.

(5)	All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Rick Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in, and knowledge of, Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Peter Harris was appointed Senior Vice President and Chief Operating Officer of the Company in October 2005. Mr. Harris brings over 30 years of mine design, development and operations experience to NovaGold. He has been involved with, and responsible for, the development and operation of mines on four different continents including mines in Canada, Papua New Guinea, South Africa and England. Recently, Mr. Harris was Senior Vice President, Project Development at Placer Dome where he was responsible for project development activities related to projects in the United States, Chile and the Dominican Republic.

Robert J. (Don) MacDonald joined the Company as Senior Vice President, Chief Financial Officer and Secretary in January 2003. Mr. MacDonald brings with him over 20 years of experience in mine development and financing. Prior to joining the Company, Mr. MacDonald was Senior Vice President and Chief Financial Officer of Forbes Medi-Tech Inc., a public biotech company, from 2001 to 2003, De Beers Canada Mining (formerly Winspear Diamonds) from 1999 to 2001, and Dayton Mining from 1991 to 1999, and Vice- President Finance of Granges Inc. from 1983 to 1991. During his career, Mr. MacDonald has been involved in the operation or development of ten mines in North and South America, and the completion of over US$500 million of mine financings and US$500 million of mining mergers and acquisitions. Mr. MacDonald is a chartered accountant and has Bachelor of Engineering and Masters of Engineering degrees from Oxford University.

Douglas Brown joined the Company as Vice President, Business Development in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the United States and brings to the Company a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a Bachelor of Science degree in Mining Engineering and a Master of Science degree in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown's positions within the Placer Dome group of companies included Vice President of Strategic Development from 1999 to 2002, Assistant Mine General Manager at the South Deep Gold Mine in 2001, Director of Finance and Planning from 1997 to 1999 and Manager of Corporate Finance from 1994 to 1997.

Gregory S. Johnson joined the Company as Vice President, Corporate Communications and Strategic Development in 1998. Prior to joining the Company, Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995, as a senior geologist for Placer Dome in Alaska, Mr. Johnson played a key role in the multi-million ounce Donlin Creek project discovery. From the late 1980s, Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the United States, Canada, Australia, Russia and Africa. Mr. Johnson is responsible for marketing and communications activities of the Company and is involved in developing strategic growth opportunities.

Joseph R. Piekenbrock joined the Company as Vice President, Exploration in June 2003. Prior to this, as a consultant, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003. Mr. Piekenbrock brings with him over 25 years of experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources Inc. In addition, he brings a wealth of northern experience through years of exploration for both Cominco Ltd. and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts degree in geology from the University of Colorado and a Master of Science degree in geology from the University of Arizona.

George Brack, a director of the Company, is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has been focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions.

Michael H. Halvorson, a director of the Company, is the President of Halcorp Capital Ltd., a position he held since September 1981. Mr. Halvorson is also a director of Strathmore Minerals Corp. In the past 10 years, Mr. Halvorson has served on the boards of several public mining companies, including Consolidated Trillion Resources Ltd., Loki Gold Corporation, Viceroy Resource Corporation, Oro Belle Resources Corporation Ltd., Quest Capital Corporation, Western Silver Inc., Gentry Resources Ltd., Greenhope Resources Inc., Sloane Petroleum Inc., Radiant Resources Inc., Orezone Resources Inc., Royal County Minerals Corp., Predator Capital Inc., Luxor Developments Ltd., Majescor Resources Inc., Newcastle Minerals Inc., Esperanza Silver Corporation, Canadian Gold Hunter Corp., Viceroy Exploration Ltd. and SpectrumGold Inc.

Gerald J. McConnell, Q.C., a director of the Company, is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole McFarland, a director of the Company, is a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United States and the Philippines, with extensive experience in Alaska. Mr. McFarland was President and Chief Executive Officer of Placer Dome US from 1987 until his retirement in July 1995. During that period, Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome group of companies. Mr. McFarland is also a director of Bema Gold Corp.

Clynton R. Nauman, a director of the Company, is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James Philip, a director of the Company, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and was managing partner from August 1993 until 2004. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided to his clients included assisting them with the financial aspects of the continuous disclosure reporting requirements in Canada and the United States.

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. The Audit Committee of independent members consists of Mr. James Philip (Chair and Financial Expert), Mr. George Brack, and Mr. Michael Halvorson.

The Audit Committee pre-approves all audit and non-audit services to be provided by the Company’s independent auditors. Non-audit services that are prohibited to be provided by the Company’s independent auditors may not be pre-approved. In addition, prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. The Company’s Audit Committee charter is available on the Company’s website at www.novagold.net.

ITEM 10     LEGAL PROCEEDINGS

In October 2005, Pioneer Metals Corporation (“Pioneer”) launched a legal action against the Company related to an option agreement between Pioneer and the Company dated March 2004 under which the Company has an option to earn a 60% interest in the Grace claims located immediately to the north of the main Galore Creek property. Pioneer is seeking to rescind the option agreement and is claiming unspecified damages for alleged misrepresentations and breach of fiduciary duty. An adverse finding against the Company in the legal action could result in increased development costs or delay construction, which would have a materially adverse impact on the Galore Creek project.

ITEM 11     TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

ITEM 12     MATERIAL CONTRACTS

The Company’s material contracts includes:

•	Underwriting agreement dated June 24, 2005 between the Company and Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc., and Sprott Securities Inc.;

•	Share Purchase Warrant Indenture dated July 7, 2005 between the Company and Computershare Trust Company of Canada providing for the issue of up to 3,130,000 Share Purchase Warrants; and

•	Share Purchase Warrant Indenture dated October 1, 2003 between the Company and Computershare Trust Company of Canada providing for the issue of 3,500,000 Common Share Purchase Warrants.

ITEM 13     INTEREST OF EXPERTS

None of AMEC Americas Limited, Hatch Ltd., Kevin Francis, Paul Anthony John Hosford, Stanton Dodd, Philip St. George, or Lynton Gormely, each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 14     ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)

when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a), (i) (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.